UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TRAVELZOO INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

89421Q205
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule13d-1(c)

[ ] Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89421Q205

1.	Names of Reporting Persons.

John H. Lewis
I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only

4.	Citizenship or Place of Organization
United States
	5.	Sole Voting Power
Number of		7,956
Shares	6.	Shared Voting Power
Beneficially		961,620(1)
owned by
Each	7.	Sole Dispositive Power
Reporting		7,956
Person
With:	8.	Shared Dispositive Power
		961,620(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
969,576(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¨

11.	Percent of Class Represented by Amount in Row (9)
8.3%
12.	Type of Reporting Person (See Instructions)
IN

(1) Reflects a maximum of 130,800 shares of Common Stock that may be acquired pursuant to options held by the reporting persons.

CUSIP No. 89421Q205

1.	Names of Reporting Persons.

Osmium Partners, LLC
I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware
	5.	Sole Voting Power
Number of		0
Shares	6.	Shared Voting Power
Beneficially		961,620(1)
owned by
Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		961,620(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
961,620(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¨

11.	Percent of Class Represented by Amount in Row (9)
8.2%
12.	Type of Reporting Person (See Instructions)
IA, OO

(1) Reflects a maximum of 130,800 shares of Common Stock that may be acquired pursuant to options held by the reporting persons.

CUSIP No. 89421Q205

1.	Names of Reporting Persons.

Osmium Capital, LP
I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware
	5.	Sole Voting Power
Number of		0
Shares	6.	Shared Voting Power
Beneficially		413,263(1)
owned by
Each	7.	Sole Dispositive Power
Reporting .		0
Person
With:	8.	Shared Dispositive Power
		413,263(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

413,263(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¨

11.	Percent of Class Represented by Amount in Row (9)
3.5%
12.	Type of Reporting Person (See Instructions)
PN

(1) Reflects a maximum of 64,700 shares of Common Stock that may be acquired pursuant to options held by Osmium Capital, LP.

CUSIP No. 89421Q205

1.	Names of Reporting Persons.

Osmium Capital II, LP
I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware
	5.	Sole Voting Power
Number of		0
Shares	6.	Shared Voting Power
Beneficially		170,650(1)
owned by
Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		170,650(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
170,650(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¨

11.	Percent of Class Represented by Amount in Row (9)
1.5%
12.	Type of Reporting Person (See Instructions)
PN

(1) Reflects a maximum of 22,300 shares of Common Stock that may be acquired pursuant to options held by Osmium Capital II, LP.

CUSIP No. 89421Q205

1.	Names of Reporting Persons.

Osmium Spartan, LP
I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware
	5.	Sole Voting Power
Number of		0
Shares	6.	Shared Voting Power
Beneficially		146,109(1)
owned by
Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		146,109(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
146,109(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¨

11.	Percent of Class Represented by Amount in Row (9)
1.3%
12.	Type of Reporting Person (See Instructions)
PN

(1) Reflects a maximum of 21,600 shares of Common Stock that may be acquired pursuant to options held by Osmium Spartan, LP.

CUSIP No. 89421Q205

1.	Names of Reporting Persons.

Osmium Diamond, LP
I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially		231,598(1)
owned by
Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		231,598(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

231,598(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¨

11.	Percent of Class Represented by Amount in Row (9)

2.0%
12.	Type of Reporting Person (See Instructions)

PN

(1) Reflects a maximum of 22,200 shares of Common Stock that may be acquired pursuant to options held by Osmium Diamond, LP.

Item 1.

(a)	The name of the issuer is Travelzoo Inc. (the "Issuer").

(b)	The principal executive office of the Issuer is located at 590 Madison Avenue, 37th Floor, New York, NY 10022.

Item 2.

(a)

This statement (this "Statement") is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company ("Osmium Partners"), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the "Fund"), Osmium Capital II, LP, a Delaware limited partnership ("Fund II"), Osmium Spartan, LP, a Delaware limited partnership ("Fund III"), and Osmium Diamond, LP, a Delaware limited partnership ("Fund IV") (all of the foregoing, collectively, the "Filers"). The Fund, Fund II, Fund III and Fund IV are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II, Fund III and Fund IV directly own the common shares reported in this Statement (other than the 7,956 shares owned directly by Mr. Lewis). Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III and Fund IV (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 89421Q205.

Item 3.

Not applicable.

Item 4. Ownership

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 11,679,033 shares of Common Stock outstanding as of October 25, 2019, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 as filed with the SEC on November 1, 2019.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP, Osmium Spartan, LP and Osmium
Diamond, LP

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (Filed herewith)

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, no par value, of Spark Networks SE, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 14, 2020

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:  /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium Partners,
LLC, for itself and as General Partner of
Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP